SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For November 20, 2013

MetroGas Inc.
(Translation of registrant’s name into English)

METROGAS S.A.
GREGORIO ARAOZ DE LAMADRID 1360
(1267) BUENOS AIRES, ARGENTINA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Date: November 20, 2013	By:	/s/ Marcelo Adrián Nuñez
		Name:	Marcelo Adrián Nuñez
		Title:	CEO

Buenos Aires, November 18, 2013

To the
Buenos Aires Stock Exchange

Re. Relevant Information

Dear Sirs,

We hereby inform you that notice was received today from the National Commercial Court of First Instance No. 26, Clerk’s Office No. 51, on the file entitled MetroGAS S.A. about Reorganization Proceedings (filed on 10/17/2010 Court “D”). This notice, dated November 8, 2013, provides the Court’s decision to terminate the reorganization proceedings following MetroGAS compliance with the terms of Sect. 59 of the Law of Reorganization and Bankruptcy Proceedings (Law 24,522 and complementary rules).

Yours sincerely,

/s/ Magdalena Gonzalez Garaño
Magdalena Gonzalez Garaño
Market Relations